RMS

18005583

SEC Mail Processing Section MAR 01 2018 Washington DC 408

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Mail Processing Section MAR 01 2018 Washington DC 408

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-21893

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Huntleigh Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7800 Forsyth Blvd. 5th Floor
(No. and Street)

St Louis	MO	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Thomas 314-236-2207
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace, LLP
(Name – *if individual, state last, first, middle name*)

6 City Place Dr. Ste 900	St Louis	MO	63141
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

BW

OATH OR AFFIRMATION

I, Karen Thomas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Huntleigh Securities Corporation, as of February 27, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAN BRADSHAW
Notary Public - Notary Seal
State of Missouri, St Charles County
Commission Number 13519333
My Commission Expires Jan 30, 2021

Signature

Director of Operations

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

BROWN SMITH WALLACE
6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 BSWLLC.COM
A MEASURABLE DIFFERENCE℠

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Huntleigh Securities Corporation
St. Louis, Missouri

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Huntleigh Securities Corporation as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Huntleigh Securities Corporation as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Huntleigh Securities Corporation's management. Our responsibility is to express an opinion on Huntleigh Securities Corporation's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Huntleigh Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information included at pages 14 - 16 have been subjected to audit procedures performed in conjunction with the audit of Huntleigh Securities Corporation's financial statements. The supplemental information is the responsibility of Huntleigh Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Huntleigh Securities Corporation's auditor since 2005.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
February 27, 2018

HUNTLEIGH SECURITIES CORPORATION

Statement of Financial Condition
December 31, 2017

ASSETS	
Cash and cash equivalents	$ 310,421
Deposits with clearing organizations	250,000
Receivables from clearing organization	674,531
Employee and other receivables, net of reserve of $440,577	19,353
Due from related parties	60,504
Securities owned, at fair value:	
Marketable	4,012
Property and equipment, net of accumulated depreciation and amortization of $341,151	8,183
Deferred income taxes, net of valuation allowance of $260,000	463,000
Other assets	51,574
TOTAL ASSETS	**$ 1,841,578**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Payables to broker-dealer and clearing organization	$ 88,768
Notes payable	11,044
Accounts payable, accrued expenses, and other liabilities	241,813
Accrued salary and commissions	360,973
Unearned discount	125,000
Total Liabilities	**827,598**
Stockholders' Equity	
Common stock: $0.01 par value; authorized 3,000,000 shares; 1,888,394 shares issued and 1,721,481 shares outstanding	18,884
Additional paid-in capital	2,790,501
Accumulated deficit	(1,670,405)
Subtotal	1,138,980
Less treasury stock, at cost 166,913 shares at $0.75/share	(125,000)
Total Stockholders' Equity	**1,013,980**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 1,841,578**

The accompanying notes are an integral part of these financial statements.

Note A - Summary of Significant Accounting and Reporting Policies

Nature of Operations

Huntleigh Securities Corporation (the "Company") was incorporated on May 12, 1977. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company clears security transactions on a fully-disclosed basis through First Clearing, LLC (FCC) and is in the third year of a four year extension with the clearing firm, which expires on September 1, 2019.

In August 2016, Huntleigh Securities entered into an agreement with an investment advisory firm in Puerto Rico. At the time the agreement was entered into, the broker-dealer the Puerto Rican advisory firm was associated with ceased operations under pressure from regulatory agencies. This agreement with the advisory firm includes an expense sharing agreement, specifying the revenues retained by Huntleigh Securities, and the commissions and expenses paid to the advisory firm by Huntleigh Securities. No personnel retained by the advisory firm are subject to any adverse regulatory actions associated with the broker-dealer whom ceased operations.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit with a major domestic financial institution. At times, bank deposits may be in excess of federally insured limits.

Note A - Summary of Significant Accounting and Reporting Policies (Continued)

Securities Owned

Securities owned typically consist of stocks, bonds, money market, and other investments. The Company classifies its investments as trading securities. Securities are bought and held principally as inventory for the purpose of sales in the near term.

Securities owned are valued at fair value as determined by management in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value* (see Note D). The resulting differences between cost and estimated fair value are reflected in current period earnings. Fair values are generally based on prices from independent sources, such as listed market prices or broker or dealer price quotations.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred; expenditures for betterments and major renewals are charged to the property and equipment accounts.

Depreciation of equipment is computed using accelerated methods over the estimated useful lives of the assets. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of the terms of the related lease or the useful lives of the assets.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation/amortization is removed from the accounts; gains or losses resulting therefrom are included in the statement of operations.

Fair Value of Financial Instruments

Management estimates that the aggregate net fair market value of financial instruments recognized in the statement of financial condition approximates their carrying value (see also Note J).

Note A - Summary of Significant Accounting and Reporting Policies (Continued)

Income Taxes

Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns. Deferred income taxes arise primarily due to differences between the basis of property and equipment, net operating loss carryforwards, compensation expense pursuant to previous issuances of stock options, employee bonus accrual and recognition of reserves against receivable balances. Deferred tax assets represent the future tax benefits of those differences, which will be deductible when the assets are recovered. Deferred tax liabilities represent the future tax consequences of those differences, which will be payable when the assets are recovered or liabilities settled.

The Company has addressed the provisions of FASB ASC 740-10, *Accounting for Income Taxes.* In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions.

Equity Incentive Plan

The Company has adopted the fair value recognition provisions of FASB ASC 718, *Stock Compensation*, which establishes accounting and reporting standards for share-based payment transactions with employees, including equity incentive plans. Under this pronouncement, compensation expense is recognized over the associated vesting period and is based on the fair market value of the stock options on the grant date.

Subsequent Events

The Company evaluated all subsequent events through February 27, 2018, the date the financial statements were available to be issued.

Note B - Clearing Broker-Dealer Deposits

The Company is contractually obligated to maintain a deposit account at First Clearing. As designated by the terms of the agreement, the deposit account shall at all times contain cash, qualified securities, or a combination of both having a market value of at least $250,000. This amount is included in deposits with clearing organizations in the accompanying statement of financial condition.

Note C - Property and Equipment

Property and equipment consists of the following:

Furniture and equipment	$ 220,237
Leasehold improvements	129,097
	349,334
Less accumulated depreciation and amortization	(341,151)
	$ 8,183

Note D - Fair Value Measurement of Assets and Liabilities

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 – Valuation is based on quoted prices in active markets for identical instruments in active markets.
- Level 2 – Valuation is based on quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
- Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

Note D - Fair Value Measurement of Assets and Liabilities (Continued)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of the markets, and other characteristics particular to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

	Fair Value	Quoted Prices In Active Markets for Identical Assets/Liabilities (Level 1)
December 31, 2017		
Assets:		
Trading securities:		
Money Market	$ 3,930	$ 3,930
Equities	$ 82	$ 82
Total Assets	$ 4,012	$ 4,012

Note E- Note Payable

The Company has a short-term obligation for an insurance policy purchased in 2017. The Company financed $41,629 of the policy, at an interest rate of 3.4%, with 10 monthly payments beginning in July 2017. The note will mature in April 2018, and has a principal balance of $11,044 as of December 31, 2017.

Note F - Commitments

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2017, are listed as follows:

2018	$443,943
2019	390,716
2020	50,164
2021	12,915
2022	12,629

Note G - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires the maintenance of minimum Net Capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintains minimum Net Capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances, as defined. The Net Capital Rule of the SEC also provides that equity capital may not be withdrawn or cash dividends paid if resulting Net Capital would be less than the greater of: 5 percent of aggregate debit items or 120% of the minimum Net Capital requirement. At December 31, 2017, the Company had Net Capital of $342,987, which was $92,987 in excess of the required minimum, and $42,987 in excess of 120% of the required minimum.

At December 31, 2017, the Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully-disclosed basis with First Clearing.

Note H - Stock Options

The Company has granted certain registered representatives 404,822 non-qualified stock options to purchase shares of common stock at a future date at an exercise price of $0.001 per share. The options fully vested in previous years and expire ten years from the grant date of February 2012.

Upon exercise, the voting rights for the stock shall be held in a voting trust with the registered representatives being board members of the trust. The stock may be redeemed by the Company not sooner than one year after the end of the year in which the options have been exercised and shall be redeemed by the Company at the then

Note H - Stock Options

current fair market value of the stock. Not more than 20% of the stock may be redeemed in any one year and the right to redemption shall be contingent upon the Company maintaining a certain excess Net Capital level subsequent to the redemption.

Effective with the inception of the plan, the Company adopted the fair value recognition provisions of ASC 718, *Stock Compensation*. Under ASC 718, the Company determines the fair value of the stock options using the Black-Scholes valuation model. ASC 718 requires the Company to recognize expense over the service period for options that are expected to vest and record adjustments to compensation expense at the end of the service period if actual forfeitures differ from original estimates.

During 2017, there were no options exercised or forfeited. Common stock option activity during the year ended December 31, 2017 is as follows:

	Number of Units	Weighted Average Exercise Price
Balance as of January 1, 2017	404,822	$ 0.001
Granted	-	-
Forfeited	-	-
Balance as of December 31, 2017	404,822	$ 0.001

The Company used the Black-Scholes option pricing model in calculating the fair value of options granted. The assumptions used and the weighted-average information for options granted has been summarized in the following table:

Risk-free interest rate	2.0%
Expected dividend yield	-
Expiration date	10 years
Expected volatility	60.0%
Grant date fair value of stock options granted	$0.25

At December 31, 2017, the number, exercise price, weighted-average remaining contractual life of options, and number of options currently exercisable are as follows:

Number	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life in Years	Number Currently Exercisable
404,822	$ 0.001	4.08	404,822

Note I - Income Taxes

Deferred income tax assets and liabilities result from future tax benefits and obligations related to the difference between the tax basis of assets and liabilities and the amounts reported in the financial statements. The deferred tax assets at December 31, 2017 are comprised of the following:

Assets	
Deferred tax assets	$ 723,000
Less valuation allowance	(260,000)
	$ 463,000

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets were as follows at December 31, 2017:

Net operating loss carryforwards	$ 505,000
Reserves against receivable balances	119,000
Recognition of accrued contingencies	35,000
Accrued salaries and bonuses	11,000
Contribution carryforward	5,000
Deferred stock compensation	27,000
Basis of property and equipment	21,000
	$ 723,000

In 2017, the Company's effective income tax rate is higher than what would be expected if the federal statutory rate were applied to income from continuing operations primarily due to permanent differences resulting from certain expenses incurred which are not deductible for income tax purposes like meals and entertainment.

Valuation allowances are established, based on the weight of available evidence, when it is more likely than not that some portion or all of the deferred tax assets will not be realized. At December 31, 2017, the Company has available net operating loss carryforwards of approximately $1,870,000 for income tax reporting purposes, expiring during the years 2028 through 2035. The net operating loss carryforwards give rise to a deferred tax asset of approximately $505,000 at December 31, 2017, which has been reduced by a valuation allowance of $260,000. The valuation allowance was reduced in 2017 by $243,000 of which $163,000 was due to sufficient operating income which resulted in the utilization of the existing net operating loss carryforward. It was also reduced by the reduction of the deferred tax asset in the amount of $80,000 as a result of the reduction of the Corporation tax rate to a flat 21% due to legislation enacted at the end of 2017.

Note J - Financial Instruments with Off-Balance Sheet Risk

The Company's customers' accounts are carried by the carrying broker-dealer. Execution and clearing services are also performed by the carrying broker-dealer. The agreement between the Company and the carrying broker-dealer stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. As designated by the terms of the arrangement, the Company carries a deposit with the broker-dealer in the amount of $250,000 (see Note B).

Note K - Contingencies

At December 31, 2017, the Company is subject to a pending client initiated arbitration and regulatory proceeding incidental to its business. Management has evaluated the proceedings and status thereof and, in applying the guidance from ASC 450, *Contingencies*, reached the conclusion that a contingency reserve in the amount of $130,000 was necessary at December 31, 2017. A letter of Acceptance, Consent and Waiver (AWC) was signed on December 8, 2017 regarding the regulatory proceeding and was accepted by FINRA on January 26, 2018. The AWC states that the restitution amount is $98,252 plus interest of $8,105. This amount is included in accounts payable, accrued expenses, and other liabilities in the accompanying statement of financial condition.

The Company reached settlement in a suit in a prior year that resulted in the opposing party being awarded 30,000 phantom shares of the Company's common stock. The phantom shares have terms for redemption, which are governed by restrictions for payment, contingent upon the Company's resulting Net Capital. At December 31, 2017, there was no initiation of activities pursuant to redemption of any of the shares.

Note L - Employee Benefit Plan

The Company has a 401(k) plan for all employees meeting certain eligibility requirements. The Company can elect, at its discretion, to match a certain percentage of employee compensation contributed to the plan, not to exceed the amounts as permitted under the Internal Revenue Code.

Note M -Related Party Transactions

The Company provided introductory brokerage and trade services for a correspondent firm that is related to the Company under common ownership. Transactions between the entities were executed and subject to all compliance rules and regulations common in the securities industry. Included in due from related parties at December 31, 2017 was $915.

Note M -Related Party Transactions (Continued)

The Company provided introductory brokerage and trade services for an investment advisory firm that is related to the Company under common ownership. Transactions were executed and subject to all compliance rules and regulations common in the securities industry. Included in due from related parties at December 31, 2017 was $59,589.

The President and primary stockholder of the Company is Chairman of the Board of one of the financial institutions with which the Company conducted business during the year ended December 31, 2017.

The Company has advanced funds to employees and has recorded receivables in relation to certain securities trading losses. Employee and other receivables are reflected in the accompanying statement of financial condition and total $459,930, which includes a reserve of $440,577 for amounts deemed uncollectible at December 31, 2017. The reserve was not adjusted in 2017.

As disclosed in Note A, the Company transferred all proprietary and customer accounts to First Clearing in August 2008 and entered into a Fully Disclosed Clearing Agreement (the "Agreement") to govern the clearing, execution, and other services to be provided. The Agreement with First Clearing was renewed for four years on September 1, 2015. As part of the contract renewal, Huntleigh received a signing bonus of $300,000. In accordance with FASB ASC Subtopic 605-50, Customer Payments and Incentives, this amount has been recorded as unearned discount within the accompanying Statement of Financial Condition, and will be amortized over the remaining term of the Agreement.

In the event that the Agreement is terminated prior to the fourth anniversary of the renewal date (renewal date noted as September 2015), Huntleigh would be required to pay a termination fee of up to $200,000 to First Clearing, per the termination fee schedule from the contract renewal. In the opinion of management, termination of the Agreement throughout the term of the Agreement is not anticipated at December 31, 2017.

Note O - Revenue Recognition

Effective for annual reporting periods beginning after December 15, 2017 including interim periods within that reporting period, for nonpublic entities, the Financial Accounting Standards Board (the "FASB") issued an accounting standards update on a comprehensive new revenue recognition standard that will supersede Accounting Standards Codification ("ASC") 605, Revenue Recognition. The standard allows for either "full retrospective" adoption, meaning that the standard is applied to all of the periods presented with a cumulative catch-up as of the earliest period presented, or "modified retrospective" adoption, meaning the standard is applied only to the most

current period presented in the financial statements with a cumulative catch-up as of the current period. Effective for Public Business Entities as of January 1, 2018, The Company has concluded that the new guidance does not require any significant change in the revenue process and is in the process of determining the method by which it will adopt the ASU in developing the expanded disclosures required in future periods.

Note P – Accounting for Leases

In February 2016, the FASB issued an accounting standards update for leases. The ASU introduces a lessee model that brings most leases on the balance sheet. The new standard also aligns many of the underlying principles of the new lessor model with those in the current accounting guidance as well as the FASB's new revenue recognition standard. However, the ASU eliminates the use of bright-line tests in determining lease classification as required in the current guidance. The ASU also requires additional qualitative disclosures along with specific quantitative disclosures to better enable users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The pronouncement is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, using a modified retrospective approach. Early adoption is permitted. The Company is still evaluating the impact that the new accounting guidance will have on its financial statements and related disclosures and has not yet determined the method by which it will adopt the standard.

HUNTLEIGH SECURITIES CORPORATION

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2017

COMPUTATION OF NET CAPITAL		
Total stockholders' equity (from Statement of Financial Condition)	$	1,013,980
Deductions and/or charges:		
Non-allowable assets:		
Property and equipment		8,183
Other assets		662,720
Total deductions and/or charges		670,903
Net capital before haircuts on securities positions		343,077
Haircuts on securities:		
Trading and investment securities		
Other securities		90
Total haircuts		90
NET CAPITAL	$	342,987
COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT		
MINIMUM NET CAPITAL REQUIRED	$	250,000
NET CAPITAL		342,987
EXCESS NET CAPITAL	$	92,987
NET CAPITAL IN EXCESS OF:		
120% OF MINIMUM NET CAPITAL REQUIREMENT	$	42,987

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by Huntleigh Securities Corporation and included in the Company's unaudited Part IIA FOCUS report filing as of December 31, 2017 (as amended).

HUNTLEIGH SECURITIES CORPORATION

Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2017
(See Report of Independent Registered Public Accounting Firm)

The Company operates on a "fully-disclosed basis" under an agreement with a nonaffiliated clearing broker. Accordingly, the Company claims exemption to SEC Rule 15c3-3 pursuant to Paragraph (k)(2)(ii) and therefore no "Computation for Determination of Reserve Requirements" under that rule have been provided.

HUNTLEIGH SECURITIES CORPORATION

Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2017
(See Report of Independent Registered Public Accounting Firm)

The Company operates on a "fully-disclosed basis" under an agreement with a nonaffiliated clearing broker. Accordingly, the Company claims exemption to SEC Rule 15c3-3 pursuant to Paragraph (k)(2)(ii) and therefore no "Information Relating to Possession or Control Requirements" under that rule have been provided.